

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Real Estate Income Strategy (Daily NAV), Inc.
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016

> **Re:** **Cole Real Estate Income Strategy (Daily NAV), Inc.**
> **Post Effective Amendment No. 1 to Registration Statement on Form S-11**
> **Filed March 7, 2012**
> **File No. 333-169535**

Dear Mr. McAllaster, Jr.:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distributions, Supplement page 2

1. We believe that you do not have a reasonable basis for an estimated dividend yield and believe that you should revise your disclosure to remove any reference to an annual yield. Please provide only the factual information regarding the daily rate of such dividend and include balancing language, including appropriate risk factor disclosure, that (i) you currently own only a few operating properties and have limited historical operating cash flows, (ii) you may not be able to pay such distribution and (iii) to the extent such distribution is paid, it may be paid out of sources other than operating cash flows, including offering proceeds. Finally, please confirm that you will not include an annual yield in your prospectus or any marketing materials until you have paid such rate for two consecutive quarters.

Real Property Investments, Supplement page 3

2.   Please disclose the effective annual rent and effective annual rent per sq foot for your properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551- 3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

Cc: Ettore A. Santucci (*via e-mail*)